                                                                  EXHIBIT 99.I-1

                       SECURITIES AND EXCHANGE COMMISSION

                -------------------------------------------------

                           (Release No. 35-          )

                                  FILING UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

         DTE Energy Company ("DTE"), 2000 2nd Avenue, Detroit, MI 48226-1279, a Michigan corporation which is a holding company exempt from the registration requirements of the Act under section 3(a)(1) of the Act pursuant to Rule 2, and DTE Enterprises, Inc. ("Merger Sub"), a Michigan Corporation and wholly-owned subsidiary of DTE located at the same address (collectively, the "Applicants") have filed an Amended Application on Form U-1/A under sections 9(a)(2), 10 and 3(a)(1) of the Act. The original Form U-1 Application was filed on November 24, 1999.

         Pursuant to the terms of an Agreement and Plan of Merger dated as of October 4, 1999, as amended as of November 12, 1999 and as further amended as of February 29, 2001 (the "Amended Merger Agreement"), by and among DTE, Merger Sub and MCN Energy Group Inc. ("MCN"), a Michigan corporation which is a holding company exempt from the registration requirements of the Act under section 3(a)(1) of the Act pursuant to Rule 2, the Applicants propose that MCN be merged into Merger Sub with Merger Sub surviving as a wholly-owned subsidiary of DTE (the "Merger"). As a result of the Merger, DTE will be a public-utility holding company as defined in section 2(a)(7) of the Act with four direct public utility subsidiaries, The Detroit Edison Company ("Detroit Edison"), which is a wholly-owned subsidiary of DTE, Michigan Consolidated Gas Company ("MichCon") and Citizens Gas Fuel Company ("Citizens"), which are currently wholly-owned subsidiaries of MCN, and Southern Missouri Gas Company, L.P. ("SMGC"), in which MCN owns a 46.5% limited partnership interest and 1.0% general partnership interest. In addition, DTE indirectly owns International Transmission Company ("ITC"), which will become a fifth directly owned public utility subsidiary.

         DTE is a holding company which provides, through its subsidiaries, electric utility services and other energy-related products and services in Michigan. Detroit Edison, the Company's principal operating subsidiary, is an electric utility incorporated under the laws of the Michigan. Detroit Edison is engaged in the generation, purchase, distribution and sale of electric energy in a 7,600 square-mile area in southeastern Michigan. Detroit Edison's service area includes about 13% of Michigan's total land area and about half of the state's population (approximately five million people). Detroit Edison's residential customers reside in urban and rural areas, including an extensive shoreline along the Great Lakes and connecting waters. DTE and Detroit Edison are engaged in numerous non-jurisdictional, non-utility businesses, through various subsidiaries. For the year ended December 31, 2000, DTE's operating revenues on a consolidated basis were approximately $5.6 billion, of which approximately $1.47 billion were attributable to non-utility activities. Total assets of DTE and its subsidiaries as of December 31, 2000 were approximately $12.7 billion, of which approximately $ 7.4 billion consisted of net electric plant and equipment. As of January 1, 2001, DTE transferred its transmission assets to a new company, International Transmission Company, which will become a wholly-owned subsidiary of DTE.

         MCN is an integrated energy holding company primarily involved in natural gas production, gathering, processing, transmission, storage and distribution and energy marketing. MCN is organized under the laws of the state of Michigan and claims its exemption from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) under Section 3(a)(1) of the Act pursuant to Rule 2. Through its subsidiaries, MCN operates the largest natural gas distribution and intrastate transmission system in Michigan and provides natural gas service in the state. It also has extensive non-jurisdictional diversified energy holdings through various subsidiaries. For the year ended December 31, 2000, MCN's operating revenues on a consolidated basis were approximately $2.8 billion, of which approximately $1.2 billion were attributable to utility activities. Consolidated assets of MCN and its subsidiaries as of December 31, 2000 were more than $4.8 billion, of which approximately $1.5 billion consisted of net gas utility plant and equipment.

         MCN's regulated utility operations are operated by its Gas Distribution business segment and consist of three natural gas utility subsidiaries. MichCon is MCN's principal utility subsidiary. MichCon is a Michigan corporation that was organized in 1898 and, with its predecessors, has been in business for nearly 150 years. MichCon is natural gas distribution and transmission company serving approximately 1.2 million customers in more than 500 communities throughout Michigan, MichCon owns integrated distribution, transmission, production and storage properties and facilities. As of December 31, 2000, MichCon's distribution system included 17,313 miles of distribution mains, 1,109,528 service lines and 1,222,287 active meters. It owns 2,604 miles of transmission and production lines that deliver natural gas to the distribution districts and interconnect its storage fields with the sources of supply and the market areas. MichCon owns: (i) 2,604 miles of transmission and production lines that deliver natural gas to the distribution districts and interconnect its storage fields with the sources of supply and the market areas; and (ii) properties relating to four underground natural gas storage fields with an aggregate working gas storage capacity of approximately 124 Bcf. For the year ended December 31, 2000, MichCon's operating revenues and income were approximately $1.1 billion and $109.5 million, respectively. As of December 31, 2000, MichCon's assets had a book value of $2.3 billion.

         Citizens is a public utility engaged in the distribution of natural gas, also in Michigan. Citizens' was organized in 1951 and, with its predecessors, has been in business for more than 140 years. Citizens serves approximately 15,000 residential, commercial and industrial customers in and around Adrian, Michigan. For the year ended December 31, 2000, Citizens' operating revenues and income were approximately $18.4 million and $1.3 million, respectively. As of December 31, 2000, Citizens' assets were valued at $26.4 million.

         SMGC is a public utility engaged in the distribution of natural gas. SMGC was organized in 1996 and with its predecessors, has been in business since 1995. SMGC serves approximately 7,000 residential, commercial, and industrial customers in southern Missouri. SMGC conducts all of its business in the state of Missouri. For the year ended December 31, 2000, MCN's shares of SMGC's operating revenues were approximately $3.7 million, and MCN's shares of SMGC's net loss was approximately $1.1 million. As of December 31, 2000, MCN's shares of SMGC's assets were valued at $25 million.

         The Amended Application states that the Merger will create a fully integrated electric and natural gas company with a strong regional energy infrastructure and competitive operations spanning the energy value chain. By combining DTE's experience in power plant operations, coal management and marketing with MCN's experience in natural gas purchasing, transportation, storage and marketing, the combined company will be positioned to market coal, gas, and electricity in the region and to compete more effectively in the development of new power plants and distributed generation. Applicants believe that this will generate significant opportunities to deliver greater value to DTE's and MCN's shareholders.

         The Amended Merger Agreement provides that, as soon as practicable following the satisfaction or waiver of the conditions to each party's obligation to consummate the Merger, MCN will be merged with and into Merger Sub, the separate corporate existence of MCN will cease, and Merger Sub will continue as the surviving corporation in the merger, operating as a wholly-owned subsidiary of DTE. A meeting of MCN shareholders has been called for May 15, 2001 to vote on the Amended Merger Agreement.

         As is described in detail in the Amended Merger Agreement, each share of MCN common stock, including the associated right to purchase Series A Junior Participating Preferred Stock, outstanding prior to the merger will be converted into the right to receive either $24.00 in cash or .715 shares of DTE common stock, which had a closing price of $35.67 per share on February 27, 2001, the last trading day prior to the announcement of the Amended Merger Agreement, subject to allocation and proration procedures that ensure that the aggregate number of shares of MCN common stock that will be converted into cash and DTE common stock will be equal to 55% and 45%, respectively, of the total number of shares of MCN common stock outstanding immediately prior to the merger. MCN common stock shareholders will become DTE shareholders, and DTE will become the sole holder of all of the outstanding MCN common stock.

         The Michigan Public Service Commission ("MPSC") does not have jurisdiction over the Merger and has previously submitted a letter indicating that it does not oppose it. The Merger was subject to the 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) (the "HSR Act"). On November 22, 1999, DTE and MCN each filed a pre-merger notification and report form for the Merger required pursuant to the HSR Act with the Department of Justice ("DOJ") and the FTC. The FTC staff raised concerns regarding the loss of possible competition between certain of DTE's and MCN's utility subsidiaries in their coincident retail distribution areas. DTE and MCN have addressed these concerns by allowing Exelon Energy Company, a subsidiary of Exelon Corporation (which was recently created by the merger of the Unicom Corporation and the PECO Energy Company), to use a certain portion of natural gas transportation capacity annually on MCN's system in the relevant distribution area. By letter dated March 22, 2001, DTE and MCN received confirmation that as a result of the acceptance of the Agreement Containing Consent Order, they had been granted early termination of the HSR Act pre-merger waiting period, effective March 21, 2001.

         Applicants state that following consummation of the Merger, DTE and Merger Sub will be entitled to an exemption from all provisions of the Act except section 9(a)(2) because it and each of its public utility subsidiaries from which it derives a material part of its income will be predominantly intrastate in character and will carry on their utility businesses substantially within the state of Michigan.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.